Exhibit 21

Chesapeake Utilities Corporation
Subsidiaries of the Registrant

Subsidiaries	State Incorporated
aQuality Company, Inc	Delaware
Eastern Shore Natural Gas Company	Delaware
Sharp Energy, Inc.	Delaware
Chesapeake Service Company	Delaware
Xeron, Inc.	Mississippi
Sam Shannahan Well Company, Inc.	Maryland
Sharp Water, Inc.	Delaware
OnSight Energy, LLC	Delaware
Peninsula Energy Services Company, Inc.	Delaware

Subsidiaries of Sharp Energy, Inc.	State Incorporated
Sharpgas, Inc.	Delaware
Sharp Living, Inc.	Delaware
Tri-County Gas Co., Incorporated	Maryland

Subsidiaries of Chesapeake Service Company	State Incorporated
Skipjack, Inc.	Delaware
BravePoint, Inc.	Georgia
Chesapeake Investment Company	Delaware
Eastern Shore Real Estate, Inc.	Maryland

Subsidiaries of Sharp Water, Inc.	State Incorporated
aquality Solution, of Maryland, Inc.	Maryland
Absolute Water Care, Inc.	Florida
Sharp Water of Florida, Inc.	Delaware
Sharp Water of Idaho, Inc.	Delaware
Sharp Water of Minnesota, Inc.	Delaware